March 2, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	YPF S.A. - Registration Statement on Form F-3 Registration File No. 333-170848

Ladies and Gentlemen:

YPF S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) declare its Registration Statement on Form F-3 (File No. 333-170848) effective by 5 p.m., Eastern Standard Time on March 4, 2011, or as soon thereafter as practicable.

The Company understands and acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

YPF S.A.

By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer